Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Launching New Casino Products, Increasing Focus on Social Casino Games

Multi-platform offerings to target

the highest-spending social games players

in Asia – the world’s largest mobile games market

TAIPEI, Taiwan, June 25, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today the scheduled launch of a suite of new casino games, a first step in new strategic growth plans targeting the lucrative, high-growth social casino games market.

“Social casino games is one of the fastest growing and most profitable segments of online games,” stated GigaMedia Chief Executive Officer Collin Hwang. “With social casino games generating ARPUs nearly double those of social games, increased sector focus will play a key role in driving growth of our FunTown online game operations in 2013 and beyond.”

Social casino games feature the inherent excitement of real-money games of chance, but are played for pure entertainment. As such, they do not fall under the regulations imposed on real-money casino games; markets are not ring-fenced, offering operators economies of scale.

Social casino games take advantage of this scalability; mobile offerings also leverage the growing usage of social network sites and mobile devices, including smartphones and tablets.

FunTown’s leading position in the casual games market and deep experience in creating PC-based versions of casino games will enable GigaMedia to capitalize on regional growth opportunities in social casino games.

“We plan to leverage our expertise as a developer and operator of PC-based Asian casino games to create new offerings for mobile and tablet devices, building a strong multi-platform offering,” stated CEO Collin Hwang. “We are also reviewing potential strategic partnerships and acquisitions that would enable us to accelerate our growth in social casino games.”

“In sum, we are targeting the highest-spending social gamers in the world’s largest mobile games market – Asia,” stated CEO Collin Hwang. “We see great growth prospects for our online games business in social casino games and are moving forward quickly.”

New Social Casino Games for Taiwan Cybercafes

As a first step in strengthening GigaMedia’s social casino offerings, GigaMedia is currently conducting closed beta testing in over 200 Internet cafes in Taiwan of a new suite of self-developed casino games. The games, consisting of a mix of slots, poker and dice games, are scheduled for commercial operations in approximately four weeks. Initial social features in the game suite include gifting of virtual items to friends and a new group chatting function.

Results of the new casino products initiative in Taiwan’s Internet cafes will be used to support development and launch of additional social casino offerings across multiple platforms near the end of 2013.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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